[Letterhead of]
CRAVATH, SWAINE & MOORE LLP
[New York Office]
(212) 474-1644
December 18, 2009
Symetra Financial Corporation
Registration Statement on Form S-1
File No. 333-162344
Dear Mr. Riedler:
          Symetra Financial Corporation (the “Company”) hereby files with the Securities and Exchange Commission (the “Commission”), via EDGAR, the Company’s second supplemental response to Comment No. 1 in your letter dated November 25, 2009 (the “Comment Letter”) relating to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-162344) (as amended, the “Registration Statement”). This letter supplements the Company’s prior response to cover the topics raised during the telephonic discussion among members of the Staff, the undersigned and members of the Company’s management on December 14, 2009.
          The Company is in the process of preparing an amendment to the Registration Statement, as well as a complete response letter, that will include changes to disclosures or supplemental information, as appropriate, to address comments 2-8 of the Comment Letter. However, in the meantime, the Company believes that it is important to present to the staff of the Commission (the “Staff”) its written response to Comment No. 1 of the Comment Letter, as well as to the above-referenced telephonic discussion, in order to expedite the discussion and ultimate resolution of that comment.
          Set forth below is a draft of a revised section of the Registration Statement intended to replace in its entirety the discussion of Non-GAAP information currently appearing on pages 53-56 of the Registration Statement under the heading “Use of Non-GAAP Financial Measures”:

Use of non-GAAP Financial Measures
          Certain tables in this prospectus include non-GAAP financial measures. We believe these measures provide useful information to investors in evaluating our financial performance or condition. In addition, our management and board of directors use these measures to gauge the historical performance of our operations and for business planning purposes. In the following paragraphs, we provide definitions of these non-GAAP measures and explain how we believe investors will find them useful, how we use them, what their limitations are and how we compensate for such limitations.
          Adjusted Operating Income (Loss)
          Adjusted operating income (loss) is a non-GAAP measure of our performance. Adjusted operating income (loss) consists of net income (loss), less after-tax net realized investment gains (losses), plus after-tax net realized and unrealized investment gains (losses) on our fixed income annuity (FIA) options.
          Net income (loss) is the most directly comparable GAAP measure to adjusted operating income. Net income (loss) for any period presents the results of our insurance operations, as well as our net realized investment gains (losses). We consider investment income generated by our asset portfolio to be part of the results of our insurance operations because they are acquired and generally held to maturity to generate income that we use to meet our obligations. Conversely, we do not consider the activities reported through net realized investment gains (losses), with the exception of our FIA options, reflective of the performance of our insurance operations, as discussed below.
          We believe investors find it useful to review a measure of the results of our insurance operations separate from the gain and loss activity attributable to most of our investment portfolio because it assists an investor in determining whether our insurance-related revenues, composed primarily of premiums and net investment income, have been sufficient to generate operating earnings after meeting our insurance-related obligations, composed primarily of claims paid to policyholders and investment returns credited to policyholder accounts, and other operating costs.
          In presenting adjusted operating income, we are excluding after-tax net realized investment gains (losses). Even though these gains and losses recur in most periods, the timing and amount are driven by investment decisions and external economic developments unrelated to our management of the insurance and underwriting aspects of our business. Thus, because our insurance operations are not dependent on the following, we exclude:
•	other-than-temporary impairments (OTTI) related to available-for-sale securities, which depend on the timing and severity of market credit cycles and management judgments regarding recoverability,

•	net gains (losses) on changes in fair value of our trading securities, which depend on equity market performance and broader market conditions, and

•	net realized gains (losses) on sales of securities, which are subject to our discretion and influenced by market opportunities.
          The one exception to the exclusion of realized investment gains and losses is the gains (losses) on our FIA options in our Retirement Services segment. Each year we use the realized gains from our FIA options, similar to the way we use investment income, to meet our obligations associated with our FIA product, which credits interest to policyholder accounts based on equity market performance.
          In addition to using adjusted operating income to evaluate our insurance operations, our management and board of directors have additional uses for this measure, including managing our insurance liabilities and assessing achievement of our financial plan. For instance, we use adjusted operating income to help determine the renewal interest rates we can afford to credit to policyholders in our Retirement Services segment. We also develop a financial plan that includes our expectation of adjusted operating income by segment. We review our achievement of our financial plan by understanding variances between actual and planned adjusted operating income. We use this information to make decisions on how to manage our consolidated insurance operations, including making decisions regarding expense budgets, product prices and the purchase of tax-advantaged affordable housing limited partnerships.
          Adjusted operating income is not a substitute for net income determined in accordance with GAAP. The adjustments made to derive adjusted operating income are important to understanding our overall results from operations and, if evaluated without proper context, adjusted operating income possesses material limitations. As an example, we could produce a low level of net income in a given period, despite strong operating performance, if in that period we generate significant net realized losses from our investment portfolio. We could also produce a high level of net income in a given period, despite poor operating performance, if in that period we generate significant net realized gains from our investment portfolio. As a result, our management and board of directors also separately review net realized investment gains (losses) in connection with their review of our investment portfolio. Additionally, our management and board of directors examine net income as part of their review of our overall financial results. For a reconciliation of adjusted operating income to net income, see “Selected Historical Consolidated Financial Data” on page 41.
          Adjusted Book Value, Adjusted Book Value per common share and Adjusted Book Value per common share, as Converted
          Adjusted book value

          Adjusted book value is a non-GAAP financial measure of our financial condition. Adjusted book value consists of stockholders’ equity, less accumulated other comprehensive income (loss), or AOCI.
           Stockholders’ equity is the most directly comparable GAAP measure to adjusted book value. AOCI, which is primarily composed of the net unrealized gains (losses) on our fixed maturities, net of taxes, is a component of stockholders’ equity.
          We purchase fixed maturities with durations and cash flows that match our estimate of when our insurance liabilities and other obligations will come due. We typically expect to hold our fixed maturities to maturity, using the principal and interest cash flows to pay our obligations over time. Since we expect to collect the contractual cash flows on these fixed maturities, we do not expect to realize the unrealized gains (losses) that are included in our AOCI balance as of any particular date. AOCI primarily fluctuates based on changes in the fair value of our fixed maturities, which is driven by factors outside of our control, including the impact of credit market conditions and the movement of interest rates and credit spreads. These fluctuations do not reflect any change in the cash flows we expect to receive. As an example, an increase in the fair value of our fixed maturities improved AOCI by $1,082.4 million, or 103%, from December 31, 2008 to September 30, 2009, due to credit market improvements and tightening of interest spreads. This contributed to a related increase in stockholders’ equity over the same period of $1,194.3 million, or 417%; however, this increase did not impact our estimates regarding collection of cash flows on the underlying fixed maturities.
          We believe investors find it useful if we present them with a financial measure that removes from stockholders’ equity these temporary and unrealized changes in the fair values of our investments, and the related effects on AOCI. By evaluating our adjusted book value, an investor can assess our financial condition based on our general practice of holding our fixed investments to maturity. For example, we believe it is important that an investor not assume that an increase in stockholders’ equity driven by unrealized gains means our company has grown in value and alternatively, it is important that an investor not assume that a decrease in stockholders’ equity driven by unrealized losses means our company’s value has decreased.
          In addition to using adjusted book value to evaluate our financial condition, our management and board of directors have additional uses for this measure, including reviewing debt levels as a percentage of adjusted book value to monitor compliance with revolving credit facility covenants and helping to maintain and improve our ratings from rating agencies. Our management also compares adjusted book value to regulatory capital to assess our ability to maintain regulatory capital ratios and ratings. Finally, our board of directors uses adjusted book value as a basis to measure the success of our company over historical periods and reviews and ultimately approves management’s financial plans based on the projected growth in adjusted book value.
          Adjusted book value is not a substitute for stockholders’ equity determined in accordance with GAAP and considering adjusted book value on its own would present material limitations to an analysis of our financial condition. For example, AOCI may deteriorate due to higher interest rates, credit spreads and issues specific to particular investments. By not considering the size of gross unrealized losses within AOCI, an investor may fail to appreciate the size of potential losses or the amount of potential gains based on the fair value of our fixed maturities. As a result, when evaluating our financial condition, we compensate for these limitations by also considering stockholders’ equity and the unrealized losses on invested assets, which are provided in our investment disclosures.
          Adjusted book value should not be considered a substitute for stockholders’ equity. For a reconciliation of adjusted book value to stockholders’ equity, see “Selected Historical Consolidated Financial Data” on page 42.
          Adjusted book value per common share
          Adjusted book value per common share is a non-GAAP financial measure of our financial condition. Adjusted book value per common share is calculated as adjusted book value, divided by outstanding common shares.
          Book value per common share is the most directly comparable GAAP measure to adjusted book value per common share. Book value per common share is calculated as stockholders’ equity divided by the sum of our common shares outstanding and shares issuable pursuant to outstanding warrants.
          We believe investors find it useful if we present them with adjusted book value (discussed above), a financial measure that removes AOCI from stockholders’ equity, and then translate it into another measure, adjusted book value per common share, that allows the investor to understand the value of its investment on the adjusted book value basis. By evaluating this measure, an investor will be able to assess its proportionate stake in our adjusted book value as of the dates presented, and the change in such measure over time, based on our practice of holding our fixed maturities to maturity. In addition, this measure allows an investor to understand the value of its investment based on current shares outstanding because it represents our future share count in the event that the outstanding warrants are not exercised before they expire.
          In addition to using adjusted book value to evaluate our financial condition on a per common share basis, our management and board of directors use this measure to assess the cost of obtaining new equity capital and to compare the value and the change in value over time of our common shares to that of our peer companies. For example, our board of directors takes into account the expected market price of our common shares relative to adjusted book value per common share when considering raising new equity capital.
          Adjusted book value per common share is not a substitute for book value per common share determined in accordance with GAAP and only considering adjusted book value per common share on its own would present material limitations similar to those discussed above with respect to adjusted book value.

          Adjusted book value per common share should not be considered a substitute for book value per common share. For a reconciliation of adjusted book value per common share to book value per common share, see “Selected Historical Consolidated Financial Data” on page 42.
          Adjusted book value per common share, as converted
          Adjusted book value per common share, as converted, is a non-GAAP financial measure of our financial condition and gives effect to the exercise of our outstanding warrants. Adjusted book value per common share, as converted, is calculated as adjusted book value plus the assumed proceeds from the warrants, divided by the sum of outstanding common shares and shares subject to outstanding warrants.
          Book value per common share is the most directly comparable GAAP measure to adjusted book value per share, as converted. Book value per common share is calculated as stockholders’ equity divided by the sum of our common shares outstanding and shares issuable pursuant to our outstanding warrants.
          We believe investors find it useful if we present them with adjusted book value (discussed above), a financial measure that removes AOCI from stockholders’ equity and then translate it into another measure, adjusted book value per common share, as converted, which gives effect to the exercise of our outstanding warrants. By evaluating this measure, an investor will be able to assess its proportionate stake in our adjusted book value for the periods presented, on a fully diluted basis. We believe it is most meaningful for investors to compare this measure to adjusted book value per common share as this will allow the investor to understand the dilutive effect if the warrant holders exercise our outstanding warrants.
          As discussed above, our management and board of directors use adjusted book value per common share to compare the value of a share of our common stock to that of our peer companies, and also to measure the cost of new equity capital. To further this analysis, our management and board of directors also make these comparisons and judgments after taking into account the potential dilutive effect of the exercise of our outstanding warrants.
          Adjusted book value per common share, as converted, should not be considered a substitute for book value per common share. For a reconciliation of adjusted book value per common share, as converted, to book value per common share, see “Selected Historical Consolidated Financial Data” on page 42.
          Operating ROAE
          Operating return on average equity, or operating ROAE, is a non-GAAP measure of our performance. Operating ROAE consists of adjusted operating income for the most recent four quarters, divided by average adjusted book value, both of which are non-GAAP measures as described above. We measure average adjusted book value by averaging adjusted book value for the most recent five quarters.

          Return on stockholders’ equity, or ROE, is the most directly comparable GAAP measure. Return on stockholders’ equity for the most recent four quarters is calculated as net income for such period divided by the average stockholders’ equity for the most recent five quarters.
          As discussed above under “—Adjusted operating income,” we believe investors find it useful to review the results of our insurance operations separate from the gain and loss activity attributable to most of our investment portfolio because it highlights trends in the performance of our insurance operations. In addition, as discussed above under “—Adjusted Book Value, Adjusted Book Value per common share and Adjusted Book Value per common share, as Converted,” we believe investors find it useful if we present them with a financial measure that removes from stockholders’ equity the temporary and unrealized changes in the fair values of our investments, and the related effects on AOCI, because we do not expect to realize the unrealized gains (losses) that are included in our AOCI balance as of any particular date. By referring to operating ROAE, an investor can form a judgment as to how effectively our management uses funds invested by our stockholders to generate adjusted operating earnings growth. Thus, we present operating ROAE for a period to measure the rate of return produced by our adjusted operating income in such period based on our average adjusted book value for such period.
          In addition to using operating ROAE to evaluate how effectively our management uses funds invested in our company, our management and board of directors have additional uses for operating ROAE. These include comparing our operating ROAE to those of our peer companies, comparing our operating ROAE against our target return objectives, and determining if our insurance and annuity products are priced to achieve our long-term targets. For example, our board of directors used a comparison of our operating ROAE to that of our competitors in determining 2008 bonuses for our management.
          However, because operating ROAE excludes realized and unrealized gains (losses) on our investment portfolio, it has material limitations as a financial measure of performance and should not be considered on its own. As an example, we could produce a high operating ROAE in a given period, despite poor net income, if in that period we generated significant net realized losses from our investment portfolio. To compensate for such limitations, we also consider ROE to assess financial performance and return on total equity.
          Operating ROAE should not be considered a substitute for ROE.  The numerator and denominator of operating ROAE have been reconciled to net income and stockholders’ equity, respectively, their most comparable GAAP financial measures, in “Selected Historical Consolidated Financial Data” on page 42.
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          Because the Company would like to be in a position to access the markets in the near future, we are hopeful that the Staff will be in a position to review in an expeditious manner the Company’s proposed revised non-GAAP disclosure with a view toward resolving this comment at the earliest possible time.
     Thank you for your attention and consideration. The Company is grateful to the Staff for its diligent review of the Registration Statement and looks forward to a constructive dialogue with the Staff in resolving all outstanding comments.
          Please contact the undersigned at (212) 474-1644, or, in my absence, D. Scott Bennett at (212) 474-1132, with any questions or comments you may have regarding this letter.

Very truly yours,
/s/ William J. Whelan III
William J. Whelan III

Mr. Jeffrey Riedler
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
FEDEX
Copies to:

Mr. Todd Hardiman
Mr. Joel Parker
Ms. Tabatha Akins
Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
FEDEX

Mr. George C. Pagos
Symetra Financial Corporation
777 108th Avenue NE, Suite 1200
Bellevue, WA 98004
FEDEX